Item 77C
Submission of Matters to a Vote of Security Holders


A Special Meeting of Shareholders of Ohio Municipal Cash Trust (the "Fund") was held on May 21, 1998. On February 24, 1998, the record date for shareholders voting at the meeting, there were 407,796,744 total outstanding shares. The following item, which is required to be reported under this Item 77 C was approved at the meeting:

To approve or disapprove amending and changing from fundamental to an operating policy the Fund's ability to invest in restricted securities. The results of shareholders voting were as follows:

				Shares Voted
For				221,451,369
Against			    	6,231,898
Abstain 			8,923,545
Broker Non-Vote		        17,751